Filed by Immunex Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934

                                       Subject Company: Immunex Corporation
                                              Commission File No. 000-12406


The following is a press release issued by Immunex Corporation in connection with the acquisition of Immunex Corporation by Amgen Inc. pursuant to an Agreement and Plan of Merger, dated as of December 16, 2001, by and among Amgen Inc., AMS Acquisition Inc. and Immunex Corporation.



FOR IMMEDIATE RELEASE:                      CONTACT:
January 23, 2002                            Robin Shapiro (media)
                                            206.389.4040

                                            Mark Leahy (investors)
                                            206.389.4363

             Immunex Posts Record Sales and Net Income for 2001
 ENBREL (R) (etanercept) Tops Expectations at $216 million for Fourth Quarter;
               ENBREL Reaches $762 million for Twelve Months


         SEATTLE - January 23, 2002 - Immunex Corporation (NASDAQ:IMNX) today reported its annual financial results. For the twelve months ended December 31, 2001, the company reported record net income of $170.0 million, or 30 cents per share on record revenues of $986.8 million, compared to net income of $154.4 million, or 28 cents per share, on revenues of $861.8 million for the prior year. Cash flow from operations for the year was $224.3 million, compared to $171.9 million for the prior year.

         For the three months ending December 31, 2001, Immunex reported net income of $41.6 million, or 7 cents per share, on record revenues of $277.7 million, which compares to net income of $49.2 million, or 9 cents per share, on revenues of $250.7 million for the prior-year period. These results for 2001 include the impact of merger- related expenses in the fourth quarter and a higher tax provision as Immunex moves toward becoming a fully-taxable entity. Excluding merger-related costs, earnings per share was 8 cents per share for the fourth quarter and 31 cents per share for the full year.

         "We are very pleased to report another record year for revenues, net income and operating cash flow," said chairman and chief executive officer Ed Fritzky. "Our financial performance positions us well for investing in our products for 2002."

         Total net product sales for the year totaled $959.6 million, an increase of 16 percent over the year 2000.

         Sales of ENBREL, the company's flagship product, totaled $761.9 million for the year 2001 despite limitations on supply, up 17 percent from the prior year. Sales of ENBREL in the fourth quarter of 2001 totaled $216.3 million, compared to $194.1 million in the fourth quarter of 2000.

         "One of our operational goals is for ENBREL to hit the $1 billion mark in 2002," said Peggy Phillips, Immunex executive vice president and chief operating officer. "Demand for ENBREL is robust, with efficacy and tolerability setting new standards for treatment in rheumatoid arthritis. We look forward to growing demand supported by our new psoriatic arthritis indication."

         During the fourth quarter, the company began pivotal clinical development programs with ENBREL in psoriasis and ankylosing spondylitis. Last week, the FDA approved ENBREL as the first treatment indicated to reduce signs and symptoms of active arthritis in patients with psoriatic arthritis, an often painful chronic inflammatory disease characterized by both joint disease and skin manifestations.

         "Psoriatic arthritis poses a diagnostic challenge for physicians and until now they have only used treatments borrowed from other diseases with limited success," said Phillips. "We believe ENBREL provides a new way for physicians and patients to approach treating the disease, which will further fuel growing demand."

         To help meet growing demand for the drug, the company acquired the manufacturing facility in Rhode Island dedicated to production of ENBREL from American Home Products Corporation (NYSE: AHP) on January 1, 2002. Immunex has begun preparing for the supplemental filing for the Rhode Island facility with the U.S. Food and Drug Administration (FDA) and expects to complete the filing in the first half of 2002. FDA approval of the plant is expected in the second half of 2002.

         In the specialty therapeutics product line, sales of LEUKINE(R) (sargramostim) totaled a record $108.4 million for the year 2001, up 23 percent from year 2000. For the three months ending December 31, 2001, sales of LEUKINE totaled $32.7 million, compared to $29.3 million in the fourth quarter of 2000. Sales of NOVANTRONE(R) (mitoxantrone for injection concentrate) achieved record levels as well in the fourth quarter and for the year 2001 compared to the year-earlier periods. Year 2001 sales of NOVANTRONE totaled $71.2 million, an increase of 19 percent over the prior year. Fourth quarter sales were $23.8 million, up 27 percent over the fourth quarter 2000, largely due to continuing growth in the market for worsening multiple sclerosis.

         Expenses for the year were consistent with growing sales and expanding research programs.

         R&D investments totaled $204.6 million for the year, an increase of 23 percent over the prior twelve-month period. In 2001, the company expanded clinical studies for new indications for ENBREL, as well as initiated earlier-stage programs for potential new products. Among the new programs were the first clinical study of anti-inflammatory agent IL-1 receptor type 2 and a number of phase 2 cancer studies with ABX-EGF in collaboration with Abgenix.

         Doug Williams, PhD, executive vice president and chief scientific officer of Immunex said, "Also noteworthy for Immunex in 2001 was elevating three molecules (RANK, Anti-IL-4 receptor antibody, and TEK) to the 'transition team' stage, which means preparing to start clinical studies within 12 to 24 months. This is a new level of R&D productivity for Immunex, exceeding past performance as well as our goal of two molecules in 2001."

         Selling, general and administrative (SG&A) expenses totaled $423.0 million for the year, compared to $344.4 million over the prior twelve-month period, in large part due to increased sales and marketing expenses related to ENBREL, which includes profit-sharing payments to co-promotion partner Wyeth-Ayerst. Wyeth-Ayerst is the pharmaceutical division of AHP.

         The company also announced on December 17, 2001, that Immunex has agreed to be acquired by Amgen Inc. The deal will merge Immunex, one of the fastest growing biotechnology companies in the industry, with Amgen, the largest biotechnology company. Under terms of the merger agreement, at the closing, each share of Immunex stock would be converted into 0.44 of a share of Amgen common stock and $4.50 in cash. Pending required shareholder approval from both companies, and approval by regulatory authorities, the transaction is expected to close in the second half of 2002.

         Immunex cash and marketable securities, which includes restricted investments, totaled $1.6 billion at year end.

         Immunex Corporation is a leading biopharmaceutical company dedicated to improving lives through immune system science innovations.

         NOTE: Except for the historical information contained herein, this news release contains forward-looking statements that involve substantial risks and uncertainties. Among the factors that could cause actual results or timelines to differ materially are risks associated with research and clinical development, regulatory approvals, our supply capabilities and reliance on third-party manufacturers, product commercialization, competition, litigation and other risk factors listed from time to time in reports filed by Immunex with the SEC, including but not limited to risks described under the caption "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" within our most recently filed Form 10-Q. The forward-looking statements contained in this news release represent our judgment as of the date of this release. Immunex undertakes no obligation to publicly update any forward-looking statements. An electronic version of this news release -- as well as additional information about Immunex of interest to investors, customers, future employees and patients -- is available on the Immunex home page at www.immunex.com.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Immunex and Amgen intend to file with the SEC a joint proxy statement/prospectus and other relevant materials that will contain important information about the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Immunex and Amgen. Investors and security holders of Immunex and Amgen are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Immunex, Amgen and the acquisition. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Immunex or Amgen with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex Corporation, 51 University Street, Seattle, WA 98101, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320, Attn: Investor Relations. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Immunex, Amgen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Immunex and Amgen in favor of the merger. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2001. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Immunex, Amgen and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

                       -Financial Highlights Follow-




                                                   IMMUNEX CORPORATION
                                            CONSOLIDATED STATEMENTS OF INCOME
                                         (in thousands except per share amounts)


                                                             Three months ended               Twelve months ended
                                                                December 31,                       December 31,
                                                         ---------------------------        ------------------------
                                                               2001          2000                2001        2000
                                                         ------------   ------------        -----------    ---------

Revenues:
    Product sales                                        $   273,725     $   248,776        $   959,586    $   828,828
    Royalty and contract revenue                               3,989           1,892             27,219         33,001
                                                         -----------     -----------        -----------    -----------

                                                             277,714         250,668            986,805        861,829

Operating expenses:
    Cost of product sales                                     69,369          72,972            256,123        243,144
    Research and development                                  53,265          46,647            204,649        166,712
    Selling, general and administrative                      118,151         101,324            422,999        344,383
    Merger related costs                                       5,619               -              5,619              -
                                                         -----------     -----------        -----------    -----------

                                                             246,404         220,943            889,390        754,239
                                                         -----------     -----------        -----------    -----------

Operating income                                              31,310          29,725             97,415        107,590
Other income (expense):
    Interest and other income, net                            20,736          21,435            115,097         59,795
    Interest expense                                             (14)           (873)               (58)       (10,737)
                                                         ------------    ------------       ------------   ------------

                                                              20,722          20,562            115,039         49,058
                                                         ------------    ------------       ------------   -----------

Income before income taxes                                    52,032          50,287            212,454        156,648

Provision for income taxes                                    10,406           1,131             42,491          2,296
                                                         -----------     -----------        -----------    -----------

Net income                                               $    41,626     $    49,156        $   169,963    $   154,352
                                                         ===========     ===========        ===========    ===========


Net income per common share, diluted                     $      0.07     $      0.09               0.30    $      0.28
                                                         ============    ============       ===========    ============


Number of shares used for per share amounts                  569,104         565,273            569,077        549,250
                                                         ===========     ===========-       ============   ===========




                                            IMMUNEX CORPORATION
                                   CONDENSED CONSOLIDATED BALANCE SHEETS
                                              (in thousands)

                                                                   December 31,            December 31,
                                                                         2001                    2000
                                                             ------------------      ------------------

Assets:
    Current assets                                           $        1,037,221      $        1,756,281
    Property, plant and equipment, net                                  200,429                 174,049
    Restricted cash and investments                                     765,000                       -
    Deposit on Rhode Island manufacturing facility                      192,778                       -
    Other assets                                                         99,880                 109,043
                                                             ------------------      ------------------

    Total assets                                             $        2,295,308      $        2,039,373
                                                             ==================      ==================
Liabilities and shareholders' equity:
    Current liabilities                                      $          230,864      $          200,441
    Long-term debt and other obligations                                    764                     796
    Shareholders' equity                                              2,063,680               1,838,136
                                                             ------------------      ------------------

Total liabilities and shareholders' equity                   $        2,295,308      $        2,039,373
                                                             ==================      ==================




                                            IMMUNEX CORPORATION
                              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              (in thousands)

                                                                          Twelve months ended
                                                                                December 31,
                                                                --------------------------------------
                                                                           2001                  2000
                                                                ----------------     -----------------

Operating Activities:
    Net income                                                  $          169,963    $          154,352
    Depreciation and amortization                                           31,110                21,781
    Tax benefit from stock option plans                                     38,554                     -
    Gain on sale of product rights                                         (16,000)                    -
    Change in working capital and other                                        658                (4,253)
                                                                ------------------    -------------------

           Net cash provided by operating activities                       224,285               171,880

Investing and Financing Activities:
    Purchases of property, plant and equipment                             (65,011)              (80,675)
    Purchase of property held for development                              (13,413)              (27,509)
    Net purchases of investments                                          (355,432)             (612,938)
    Deposit on Rhode Island manufacturing facility                        (192,778)                    -
    Net proceeds from common stock offering                                      -               771,207
    Other investing and financing activities                                48,359                70,032
                                                                -------------------   ------------------

            Net cash provided by (used in) investing and
              financing activities                                        (578,275)              120,117
                                                                -------------------   ------------------


Net increase (decrease) in cash and cash equivalents            $         (353,990)   $          291,997
                                                                ===================   ==================




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